Exhibit 4.7

EXACT SCIENCES CORPORATION
2016 INDUCEMENT AWARD PLAN
Restricted Stock Unit Award Agreement

GRANTED TO	GRANT DATE	NUMBER OF RESTRICTED STOCK UNITS	FAIR MARKET VALUE PER SHARE
[•]	[•]	[•]	[•]

This Restricted Stock Unit Award Agreement (the “Agreement”) is made between Exact Sciences Corporation, a Delaware corporation (the “Company”), and you, a Service Provider to the Company (“Grantee”).

The Company sponsors the 2016 Inducement Award Plan (the “Plan”).  A Prospectus describing the Plan has been delivered to you.  The Plan itself is available upon request, and its terms and provisions are incorporated herein by reference.  When used herein, the terms which are defined in the Plan shall have the meanings given to them in the Plan, as modified herein (if applicable).

WHEREAS, the Board of Directors of the Company (the “Board”) wishes to grant Grantee Restricted Stock Units in conjunction with, and as an inducement to, Grantee’s acceptance of employment with the Company, subject to the terms provided in this Agreement and the Plan; and

WHEREAS, the Board anticipates that this Agreement will promote the best interests of the Company and its shareholders by providing Grantee with a proprietary interest in the Company with a stronger incentive to put forth maximum effort for the continued success and growth of the Company and its subsidiaries.

NOW, THEREFORE, the Restricted Stock Units covered by this Agreement are subject to the following terms and provisions:

1.                                      Subject to the terms and conditions of the Plan and this Agreement, the Company awards to you the number of Restricted Stock Units shown above.  Each Restricted Stock Unit shall have a value equal to the Fair Market Value of one (1) share of Stock (a “Share”).

2.                                      The award of the Restricted Stock Units is subject to the terms and conditions of the Plan and this Agreement.  You acknowledge having read the Prospectus and agree to be bound by all the terms and conditions of the Plan and this Agreement.

3.                                      The Restricted Stock Units covered by this Award shall become earned by, and payable to, you in the amounts and on the dates shown on the attached Exhibit A.

4.                                      You shall have no voting, dividend, dividend equivalent or other rights as a stockholder with respect to the Restricted Stock Units unless and until the Restricted Stock Units have vested and Shares have been issued and delivered pursuant to this Agreement.

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5.                                      You agree that you shall comply with (or provide adequate assurance as to future compliance with) all applicable securities laws and income tax laws as determined by the Company as a condition precedent to the delivery of any Shares pursuant to this Agreement.  In addition, you agree that, upon request, you will furnish a letter agreement providing that (i) you will not distribute or resell any of said Shares in violation of the Securities Act of 1933, as amended, (ii) you will indemnify and hold the Company harmless against all liability for any such violation and (iii) you will accept all liability for any such violation.

6.                                      You may designate a beneficiary to receive payment in connection with the Restricted Stock Units awarded hereunder in the event of your death while in service with the Company in accordance with the Company’s beneficiary designation procedures, as in effect from time to time.  If you do not designate a beneficiary or if your designated beneficiary does not survive you, then your beneficiary will be your estate.

7.                                      The existence of this Award shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.                                      The Company may, in its sole discretion, decide to deliver any documents related to this or future Awards that may be granted under the Plan by electronic means.  You hereby consent to receive such documents by electronic delivery and, if requested, agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.  Any notice which either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally, by interoffice mail, by fax, by electronic mail or other electronic means, or via a postal service, postage prepaid, to such electronic mail or postal address and directed to such person the Company may notify you of from time to time; and to you at your electronic mail or postal address as shown on the records of the Company from time to time, or at such other electronic mail or postal address as you, by notice to the Company, may designate in writing from time to time.

9.                                      Regardless of any action the Company takes with respect to any or all income tax, payroll tax or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items owed by you is and remains your responsibility and that the Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the grant of Restricted Stock Units, including the grant and vesting of the Restricted Stock Units the subsequent sale of Shares acquired upon the vesting of the Restricted Stock Units and the receipt of any dividends; and (ii) does not commit to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate your liability for Tax-Related Items. In the event the Company determines that it must withhold any Tax-Related Items as a result of your participation in the Plan, you agree as a condition of the grant of the Restricted Stock Units to make arrangements satisfactory to the Company to enable it to satisfy all

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withholding requirements, including, but not limited to, withholding any applicable Tax-Related Items from the pay-out of the Restricted Stock Units.  In addition, you authorize the Company to fulfill its withholding obligations by all legal means, including, but not limited to:  withholding Tax-Related Items from your other cash compensation the Company pays to you; withholding Tax-Related Items from the cash proceeds, if any, received upon sale of any Shares received in payment for your Restricted Stock Units; and at the time of payment, withholding Shares sufficient to meet minimum withholding obligations for Tax-Related Items.  The Company may refuse to issue and deliver Shares in payment of any earned Restricted Stock Units if you fail to comply with any withholding obligation.

10.                               In the event any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.  This Agreement together with any applicable provisions of any employment agreement constitute the final understanding between you and the Company regarding the Restricted Stock Units; provided, in the event of any conflict between the terms of an employment agreement and this Agreement, the terms of the employment agreement govern.  Any prior agreements, commitments or negotiations concerning the Restricted Stock Units are superseded.

11.                               If any of the Company’s financial statements are required to be restated, the Company may recover all or a portion of this or any other Award made to you under the Plan with respect to any fiscal year of the Company the financial results of which are negatively affected by such restatement.  The amount to be recovered shall be the amount, as determined by the Committee, by which the affected Award exceeds the amount that would have been payable had the financial statements been initially filed as restated.  In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law.  This Award and any other Award, amount or benefit received under the Plan shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any applicable Company clawback policy or any applicable law, as may be in effect from time to time.  You hereby acknowledge and consent to the Company’s application, implementation and enforcement of any applicable Company clawback policy and any provision of applicable law relating to cancellation, recoupment, rescission or payback of compensation that may apply to you, whether adopted prior to or following the date of any Award made to you under the Plan.  The Company may take such actions as may be necessary to effectuate any such policy or applicable law, without further consideration or action.

12.                               Notwithstanding any provisions in this Award Agreement to the contrary, the Restricted Stock Units shall be subject to any special terms and conditions applicable to employees based outside the U.S., as set forth in Exhibit B to this Agreement. You acknowledge having read the Prospectus and agree to be bound by all the terms and conditions of the Plan and this Award Agreement, including any special terms and conditions applicable to employees based outside the U.S., as set forth in Exhibit B. IN THE EVENT OF ANY CONFLICT BETWEEN THIS AWARD AGREEMENT, EXHIBIT A AND EXHIBIT B, THE PROVISIONS OF EXHIBIT B SHALL PREVAIL AND CONTROL THE RESTRICTED STOCK UNITS.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and you have hereunto set your hand, all as of the Grant Date stated above.

EXACT SCIENCES CORPORATION

By:
Grantee		Kevin Conroy
President and CEO

[Signature Page to RSU Award Agreement]

Exhibit A

Exact Sciences Corporation
2016 Inducement Award Plan

Vesting and Payment of Restricted Stock Units

(a)                                 VESTING SCHEDULE.  Subject to the provisions of paragraph (b), the Restricted Stock Units shall become earned and vested in the following installments, if you remain a Service Provider through each of the vesting dates as follows:

Vesting Date	Number of Restricted Stock Units That Become Earned and Vested

[•]	[•]

(b)                                 IMPACT OF SEPARATION FROM SERVICE.  If you have a Separation from Service prior to any of the above vesting date(s) for any reason (including your death or disability), then any Restricted Stock Units that had not yet become earned and vested under paragraph (a) above shall be immediately canceled and forfeited as of the date of such Separation from Service.

(c)                                  TIMING AND FORM OF PAYMENT.  Any Restricted Stock Units that become earned and vested shall be paid upon such vesting by issuance and delivery of one Share for each Restricted Stock Unit that is payable.  Delivery of Shares shall occur as soon as administratively practicable after the applicable vesting date, generally within thirty days.

(d)                                 SECTION 409A.  This Award is intended to comply with the requirements of Section 409A of the Code, to the extent applicable.  Notwithstanding any provision of the Plan or this Agreement to the contrary, the Award shall be interpreted, operated and administered consistent with this intent.

A-1

Exhibit B

Exact Sciences Corporation

2016 Inducement Award Plan

Employees Based Outside the U.S.

DATA PRIVACY

By accepting the Restricted Stock Units, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, your employer and the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Restricted Stock Units.

You understand that the Company and your employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of any entitlement to shares of stock or equivalent benefits awarded, canceled, vested, unvested or outstanding in your favor (“Data”), for the purpose of implementing, administering and managing the Restricted Stock Units.  You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Restricted Stock Units, that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections from your country.  You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative.  You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Restricted Stock Units.  You understand that Data will be held only as long as is necessary to implement, administer and manage the Restricted Stock Units.  You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative.  Further, you understand that you are providing the consents herein on a purely voluntary basis.  If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with your employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you Restricted Stock Units or other awards or administer or maintain such awards.  Therefore, you understand that refusing or withdrawing your consent may affect your ability to benefit from the Restricted Stock Units.  For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

ADDITIONAL ACKNOWLEDGEMENTS

By entering into this Agreement and accepting the grant of Restricted Stock Units evidenced hereby, you acknowledge, understand and agree that:

(a)                                 the Restricted Stock Units are granted voluntarily by the Company, are discretionary in nature;

(b)                                 the grant of Restricted Stock Units is voluntary and occasional and does not create any contractual or other right to receive future awards of Restricted Stock Units or benefits in lieu of Restricted Stock Units, even if such awards have been awarded in the past;

(c)                                  all decisions with respect to future awards, if any, will be at the sole discretion of the Company;

(d)                                 the grant of Restricted Stock Units shall not create a right to further employment or other service relationship with your employer and shall not interfere with the ability of your employer to terminate your employment or other service relationship at any time, with or without Cause;

(e)                                  you are voluntarily accepting the grant of Restricted Stock Units;

(f)                                   the Restricted Stock Units and any payment made pursuant to the Restricted Stock Units are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or welfare benefits or similar payments, and in no event should be considered as compensation for, or in any way relating to, past services for the Company or any of its Subsidiaries;

(g)                                  in the event that you are not an employee of the Company, the Restricted Stock Units and your participation in the Plan will not be interpreted to form an employment contract or relationship with the Company; furthermore, the Restricted Stock Units will not be interpreted to form an employment contract with any Subsidiary;

(h)                                 the future value of the Shares which determine the amount of the payment made pursuant to the Restricted Stock Units is unknown and cannot be predicted with certainty;

(i)                                     no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Stock Units resulting from termination of your employment by the Company or your employer (for any reason whatsoever and regardless of whether or not such termination is later found to be invalid or in breach of the employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any) or recoupment of all or any portion of any payment made pursuant to the Restricted Stock Units and, in consideration of the grant of the Restricted Stock Units to which you are not otherwise entitled, you irrevocably agree never to institute any claim against the Company or your employer, waive your ability, if any, to bring any such claim, and release the Company and your employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim, and you agree to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(j)                                    for purposes of the Restricted Stock Units, your employment will be considered terminated as of the date you are no longer actively employed and providing services to the Company or one of its Subsidiaries, and your right, if any, to earn and be paid any portion of the Restricted Stock Units pursuant to this Agreement after such termination of employment (for any reason whatsoever and regardless of whether or not such termination is later found to be invalid or in breach of the employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any) will be measured by the date you cease to be actively employed and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period mandated under the employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any); the Company, in its sole discretion, shall determine when you are no longer actively employed for purposes of the Restricted Stock Units (including whether you may still be considered actively employed while on an approved leave of absence);

(k)                                 unless otherwise provided in this Exhibit B, you are solely responsible for investigating and complying with any exchange control laws applicable to you in connection with any payment made pursuant to Restricted Stock Units;

(l)                                     unless otherwise provided in the Plan or by the Company in its discretion, the Restricted Stock Units and the benefits evidenced by this Agreement do not create any entitlement to have the Restricted Stock Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Company’s common stock;

(m)                             neither your employer, the Company or any of its Subsidiaries shall be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the Restricted Stock Units or any payment made pursuant to the Restricted Stock Units; and

(n)                                 the Company is not providing any tax, legal, or financial advice, nor is the Company making any recommendations regarding the Restricted Stock Units.  You are hereby advised to consult with your personal tax, legal and financial advisors regarding the Restricted Stock Units before taking any action in relation thereto.

LANGUAGE

If you have received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version differs from the English version, the English version shall control.

CHOICE OF LAW/VENUE

The validity, construction and effect of this Agreement are governed by, and subject to, the laws of the State of Wisconsin without giving effect to the principles of conflicts of law, provided that the provisions set forth herein that are required to be governed by the Delaware General Corporation Law shall be governed by such law, as provided in the Plan.  For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this grant or this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the federal and state courts located in the State of Wisconsin, where this grant is made and/or to be performed, and no other courts.

FURTHER ACTIONS

The Company reserves the right to impose other requirements on the Award to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Award and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.